**Exhibit 99.2**

## JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Crescent Capital BDC, Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: August 14, 2025

**BLACKSTONE ISG-I ADVISORS LLC**

By: /s/ Neil Schwartz_____
Name: Neil Schwartz
Title: Chief Compliance Officer

**BLACKSTONE INTERMEDIARY HOLDCO L.L.C.**

By: Blackstone Securities Partners L.P., its Sole Member

By:      /s/ Evan Clandorf
Name:  Evan Clandorf
Title:    Authorized Person

**BLACKSTONE SECURITIES PARTNERS L.P.**

By:      /s/ Evan Clandorf
Name:  Evan Clandorf
Title:    Authorized Person

**BLACKSTONE ADVISORY SERVICES L.L.C.**

By: Blackstone Holdings I L.P., its Sole Member

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:      /s/ Victoria Portnoy
Name: Victoria Portnoy

Title:   Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS I L.P.**

By: Blackstone Holdings I/II GP L.L.C., its General Partner

By:      /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:   Managing Director - Assistant Secretary

**BLACKSTONE HOLDINGS I/II GP L.L.C.**

By:      /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:   Managing Director - Assistant Secretary

**BLACKSTONE INC.**

By:      /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:    Managing Director - Assistant
           Secretary

**BLACKSTONE GROUP MANAGEMENT L.L.C.**

By:      /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:   Managing Director - Assistant Secretary


/s/ Stephen A. Schwarzman
Stephen A. Schwarzman